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                            TO CONRAIL SHAREHOLDERS

                     SEND THE CONRAIL BOARD A CLEAR SIGNAL

          [Graphic: railroad crossing signal]

          PROTECT THE VALUE OF YOUR SHARES BY
          VOTING AGAINST CONRAIL'S PROPOSALS

          Conrail wants shareholders to think it's too late to stop CSX's coercive, inferior offer for your shares. Don't believe them.

          Norfolk Southern is determined to keep its superior, $110 per share offer on the table. It's worth 22% more than the CSX offer.* It's all cash. And it doesn't involve the regulatory delays or market risks that CSX wants you to bear.

          It's an easy choice to make. But it's going to take a strong shareholder vote to make Conrail understand that.

          [Graphic: box with checkmark above the words "VOTE
          AGAINST"]

          Vote AGAINST Conrail's proposal to "opt out" of Pennsylvania's Fair Value Statute.

          Vote AGAINST Conrail's proposal to adjourn the special meeting if the vote isn't going Conrail's way.

                            PROTECT YOUR INVESTMENT.
            VOTE NOW ON NORFOLK SOUTHERN'S GOLD PROXY CARD AGAINST
         CONRAIL'S PROPOSALS TO "OPT OUT" OF PENNSYLVANIA'S FAIR VALUE
             STATUTE AND TO ADJOURN THE SPECIAL MEETING.  BE SURE
          NORFOLK SOUTHERN RECEIVES YOUR PROXY BEFORE DECEMBER 23.

          [Norfolk Southern Logo]

          Important: If you have any questions, please call our solicitor, Georgeson & Company Inc. toll free at 1-800-
          223-2064.  Banks and brokers call 212-440-9800.

          * Based on the closing price of CSX common stock on December 12, 1996. December 16, 1996